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                             July 22, 2020

       Karen Brennan
       Chief Financial Officer
       Jones Lang LaSalle Inc
       200 East Randolph Drive
       Chicago, IL 60601

                                                        Re: Jones Lang LaSalle
Inc
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-13145

       Dear Ms. Brennan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Non-GAAP Financial Measures, page 53

   1. We note your disclosure that you generally earn little to no margin on gross contract costs. Please tell us
what is meant by little to no margin. Within your response, please quantify the amount of
the margin recorded.
       Notes to Consolidated Financial Statements
       Note 3. Business Segments , page 97

   2. We note your presentation of fee revenue, fee-based segment operating expenses, segment operating income, and
segment income, which appear to be profitability metrics reported to your CODM. Please
refer to ASC 280-10-50-28 and advise how you determined it was appropriate to present
multiple profitability metrics within your segment footnote.
 Karen Brennan
Jones Lang LaSalle Inc
July 22, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Jennifer Monick,
Assistant Chief Accountant, at (202) 551-3295 with any questions.



FirstName LastNameKaren Brennan                           Sincerely,
Comapany NameJones Lang LaSalle Inc
                                                          Division of
Corporation Finance
July 22, 2020 Page 2                                      Office of Real Estate
& Construction
FirstName LastName